EXHIBIT 99

February 24, 2009

Mr. R. A. Walker

Senior Vice President, Finance

and Chief Financial Officer

Anadarko Petroleum Corporation

1201 Lake Robbins Drive

The Woodlands, TX 77380

Re:	Procedures and Methods Review of Anadarko Petroleum Corporation Proved Reserves and Future Net Cash Flows As of December 31, 2008

Dear Mr. Walker:

At your request, Miller and Lents, Ltd. reviewed the procedures and methods employed by Anadarko Petroleum Corporation (Anadarko) in preparing its internal estimates of proved reserves and future net revenues (hereafter referred to as future net cash flows to be consistent with Anadarko’s terminology in its 10K) as of December 31, 2008. The purpose of the review was to determine that the procedures and methods used by Anadarko to estimate its proved reserves are based on generally accepted petroleum engineering and evaluation principles and are in accordance with the definitions contained in the Securities and Exchange Commission (SEC) Regulation S-X, Rule 4-10(a).

From July through December 2008, we participated in the review of 20 fields which included major assets in the United States, Algeria, and China. Reserves estimates for these properties were approximately 1,899 million barrels of oil equivalent, or approximately 83 percent of Anadarko’s total proved reserves as of December 31, 2008. In each review, Anadarko’s technical staff presented us with an overview of the data, methods, and assumptions used in its reserve estimates. The data presented included pertinent seismic information, geologic maps, well logs, production tests, material balance calculations, reservoir simulation models, well performance data, operating procedures and relevant economic criteria. Subsequent to the reviews, we were provided with additional data and information that we requested in certain instances to satisfy ourselves that the procedures and methods used were in accordance with standard industry practices.

Based upon these reviews and our subsequent due diligence, it is our judgment that the general procedures and methods employed by Anadarko in estimating its December 31, 2008 proved reserves and future net cash flows are reasonable and in accordance with the SEC reserves definitions.

Anadarko’s proved reserves were estimated generally by extrapolation of well-established historical production performance trends and/or were supported by other geologic and engineering studies. Where sufficient performance data did not exist, Anadarko’s reserves were estimated by volumetric calculations or by analogy to similar producing properties.

The ownership, reversions, test and production data, operating costs, estimated capital expenditures and other information presented by Anadarko during the reviews were accepted as represented. We did not conduct any field inspections or other tests in conjunction with this procedures and methods review.

Our work was a review of Anadarko’s procedures and methods only and does not constitute a complete review, study, or audit of Anadarko’s estimated proved reserves and future net cash flows. Furthermore, our judgments are based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in Anadarko or any affiliate. Our compensation for the required investigations is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity. Preparation of this letter was supervised by an officer of the firm who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 20 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

Any distribution or publication of this letter or any part thereof must include this letter in its entirety.

Very truly yours,

MILLER AND LENTS, LTD.

By	/s/ ROBERT J. OBERST
Robert J. Oberst
Senior Vice President, P.E.

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